UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 2, 2023

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle Plano, Texas	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

On July 13, 2023, Denbury Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Exxon Mobil Corporation, a New Jersey corporation ("ExxonMobil"), and EMPF Corporation, a Delaware corporation and a wholly-owned subsidiary of ExxonMobil ("Merger Sub"). Upon the terms and subject to the conditions set forth in the Merger Agreement, on November 2, 2023, Merger Sub merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of ExxonMobil (the "Surviving Corporation"). Capitalized terms used and not otherwise defined herein have the meaning set forth in the Merger Agreement, which is attached hereto as Exhibit 2.1.

At the effective time of the Merger (the "Effective Time"), each share of Company common stock, par value $.001 per share (the "Denbury Common Stock") issued and outstanding immediately prior to the Effective Time (including the unvested restricted stock of the Company, but excluding shares of Denbury Common Stock held (1) in treasury (excluding Denbury Common Stock subject to or issuable in connection with a Company employee benefit plan) or (2) by ExxonMobil or Merger Sub, which were cancelled at the Effective Time) was cancelled and converted into the right to receive 0.840 shares of ExxonMobil common stock, without par value ("ExxonMobil Common Stock") (together with cash in lieu of fractional shares, the "Merger Consideration"), without interest and subject to any applicable withholding taxes, in accordance with the Merger Agreement.

Additionally, each Company restricted stock unit (each, a "Denbury RSU"), each Company deferred stock unit (each, a "Denbury DSU") and each Company performance stock unit whose vesting was subject to performance goals related to absolute or relative total shareholder return (each, a "Denbury TSR Performance Award") that was outstanding immediately prior to the Effective Time, whether vested or unvested, automatically became fully vested and was canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Denbury Common Stock subject to each respective Denbury RSU, Denbury DSU and Denbury TSR Performance Award (in the case of the Denbury TSR Performance Awards, with such number determined based on actual performance levels, calculated in accordance with the underlying award agreements), without interest and subject to any applicable withholding taxes.

The issuance of ExxonMobil Common Stock in connection with the Merger was registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to ExxonMobil's registration statement on Form S-4, as amended (File No. 333-274252), which was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on September 29, 2023.

The foregoing description of the Merger and the Merger Agreement, and the transactions contemplated thereby, is a summary only, does not purport to be complete, and is subject to and qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated by reference into this Current Report on Form 8-K.

The events described in this Current Report on Form 8-K took place in connection with the completion of the Merger.

Item 1.02 – Termination of a Material Definitive Agreement.

In connection with the consummation of the Merger, on November 2, 2023, the Company terminated all outstanding lender commitments, including commitments of the lenders to issue letters of credit, under that certain Credit Agreement, dated as of September 18, 2020, by and among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, swingline lender, and letter of credit issuer, and the other parties and lenders party thereto from time to time, as amended, supplemented, or otherwise modified from time to time (the "Credit Agreement"). In connection with the termination of the Credit Agreement, on November 2, 2023, all outstanding obligations for principal, interest and fees under the Credit Agreement were paid off in full, and all liens securing such obligations and any letter of credit or hedging obligations permitted by the Credit Agreement to be secured by such liens and guarantees of such obligations were released.

Item 2.01 – Completion of Acquisition or Disposition of Assets.

The information set forth in the Introductory Note of this Current Report on Form 8-K is incorporated by reference into this Item 2.01.

Item 3.01 – Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

The information set forth in the Introductory Note of this Current Report on Form 8-K is incorporated by reference into this Item 3.01.

Prior to the completion of the Merger, shares of Denbury Common Stock were listed and traded on the New York Stock Exchange (the "NYSE") under the trading symbol "DEN." In connection with the completion of the Merger, the Company notified the NYSE that each eligible and outstanding share of Denbury Common Stock was converted into the right to receive 0.840 shares of ExxonMobil Common Stock and requested that the NYSE withdraw the listing of the Denbury Common Stock prior to the opening of the market on November 2, 2023. Upon the Company's request, the NYSE filed a notification of removal from listing on Form 25 with the SEC with respect to the delisting of the Denbury Common Stock and the deregistration of the Denbury Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Denbury Common Stock ceased being traded prior to the opening of the market on November 2, 2023, and is no longer listed on the NYSE.

In addition, the Company intends to file with the SEC a Form 15 requesting that the reporting obligations of the Company under Sections 13 and 15(d) of the Exchange Act be suspended and that the registration of Denbury Common Stock under Section 12(g) of the Exchange Act be terminated.

Item 3.03 – Material Modification to Rights of Security Holders.

The information set forth in the Introductory Note, Item 1.02, Item 2.01, Item 3.01, Item 5.01, Item 5.02 and Item 5.03 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

At the Effective Time, each holder of shares of Denbury Common Stock immediately prior to the Effective Time ceased to have any rights as a shareholder of Denbury other than the right to receive the Merger Consideration pursuant to the Merger Agreement.

Item 5.01 – Changes in Control of Registrant.

The information set forth in the Introductory Note, Item 2.01, Item 3.01, Item 3.03, Item 5.02 and Item 5.03 of this Current Report on Form 8-K is incorporated by reference into this Item 5.01.

As a result of the consummation of the Merger, at the Effective Time, a change in control of the Company occurred and the Company became a wholly owned subsidiary of ExxonMobil.

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In accordance with the terms of the Merger Agreement, Christian S. Kendall, Kevin O. Meyers, Anthony M. Abate, Caroline G. Angoorly, James N. Chapman, Lynn A. Peterson, Brett R. Wiggs and Cindy A. Yeilding, such members comprising all of the directors of the Company prior to the Effective Time, resigned as directors of the Company effective as of the Effective Time. None of these resignations were a result of any disagreement with the Company, its management or its board of directors.

Also effective as of the Effective Time, each officer of the Company ceased his or her respective service as an officer of the Company.

Item 5.03 – Amendments to Certificate of Incorporation or Bylaws; Change in Fiscal Year.

In connection with the consummation of the Merger, the certificate of incorporation of the Company, as the Surviving Corporation, was amended and restated as set forth in Exhibit 3.1 to this Current Report on Form 8-K. Additionally, the bylaws of the Company, as the Surviving Corporation, were amended and restated as set forth in Exhibit 3.2 to this Current Report on Form 8-K.

The foregoing disclosures are subject to and qualified in their entirety by reference to Exhibits 3.1 and 3.2 of this Current Report on Form 8-K, which are incorporated by reference into this Item 5.03.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of July 13, 2023, by and among Denbury Inc., Exxon Mobil Corporation and EMPF Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K/A, File No. 1-12935, filed with the SEC on July 31, 2023).
3.1*	Fourth Amended and Restated Certificate of Incorporation of Denbury Inc., dated November 2, 2023.
3.2*	Fifth Amended and Restated Bylaws of Denbury Inc., dated November 2, 2023.
104	The cover page has been formatted in Inline XBRL.

† Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

* Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: November 2, 2023   By: /s/ Kathleen Ash

Kathleen Ash
Chief Executive Officer

Exhibit 3.1

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DENBURY INC.

November 2, 2023

Denbury Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is Denbury Inc. (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is located at 251 Little Falls Drive, in the City of Wilmington, County of New Castle. The name and address of its registered agent is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (the "**DGCL**").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $1.00, amounting in the aggregate to $1000.00.

FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation (the "**Bylaws**").

SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL.

EIGHTH: A. Mandatory Indemnification. Each person who at any time is or was a director or officer of the Corporation, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "**Proceeding**"), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, limited liability company, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise, whether the basis of a Proceeding is an alleged action in such person's official capacity or in another capacity while holding such office, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, or any other applicable law as may from time to time be in effect (but, in the case of any amendment to such law or enactment of new law, only to the extent that such amendment or enactment permits the Corporation to provide broader indemnification rights than such law prior to such amendment or enactment permitted the Corporation to provide), against all expense, liability and loss (including, without limitation, court costs and attorneys' fees, judgments, fines, excise taxes or penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection with a Proceeding, and such indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation or a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, limited liability company, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise, and shall inure to the benefit of such person's heirs, executors and administrators; provided, however, that except as provided in Section D of this ARTICLE EIGHTH, the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors. The Corporation's obligations under this Section A of this ARTICLE EIGHTH include, but are not limited to, the convening of any meeting, and the consideration of any matter thereby, required by statute in order to determine the eligibility of any person for indemnification.

B. Advancement of Expenses. Expenses incurred by a director or officer of the Corporation in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding to the fullest extent permitted by, and only in compliance with, the DGCL or any other applicable laws as may from time to time be in effect, including, without limitation, any provision of the DGCL which requires, as a condition precedent to such expense advancement, the delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under Section A of this ARTICLE EIGHTH or otherwise. Repayments of all amounts so advanced shall be upon such terms and conditions, if any, as the Corporation's Board of Directors deems appropriate.

C. Vesting. The Corporation's obligation to indemnify and to prepay expenses under Sections A and B of this ARTICLE EIGHTH shall arise, and all rights granted to the Corporation's directors and officers hereunder shall vest, at the time of the occurrence of the transaction or event to which a Proceeding relates, or at the time that the action or conduct to which such Proceeding relates was first taken or engaged in (or omitted to be taken or engaged in), regardless of when such Proceeding is first threatened, commenced or completed. Notwithstanding any other provision of this Fourth Amended and Restated Certificate of Incorporation or the Bylaws, no action taken by the Corporation, either by amendment of this Fourth Amended and Restated Certificate of Incorporation or the Bylaws or otherwise, shall diminish or adversely affect any rights to indemnification or prepayment of expenses granted under Sections A and B of this ARTICLE EIGHTH which shall have become vested as aforesaid prior to the date that such amendment or other corporate action is effective or taken, whichever is later.

D. Enforcement. If a claim under Section A or Section B or both Sections A and B of this ARTICLE EIGHTH is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit in a court of competent jurisdiction against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including attorneys' fees. It shall be a defense to any such suit (other than a suit brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL or other applicable law to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. The failure of the Corporation (including its Board of Directors, independent legal counsel, or stockholders) to have made a determination prior to the commencement of such suit as to whether indemnification is proper in the circumstances based upon the applicable standard of conduct set forth in the DGCL or other applicable law shall neither be a defense to the action nor create a presumption that the claimant has not met the applicable standard of conduct. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that his conduct was unlawful.

E. Nonexclusive. The indemnification provided by this ARTICLE EIGHTH shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, bylaw, other provisions of this Fourth Amended and Restated Certificate of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

F. Permissive Indemnification. The rights to indemnification and prepayment of expenses which are conferred to the Corporation's directors and officers by Sections A and B of this ARTICLE EIGHTH may be conferred upon any employee or agent of the Corporation if, and to the extent, authorized by the Board of Directors.

G. Insurance. The Corporation shall have power to purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, limited liability company, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the provisions of this ARTICLE EIGHTH, the Bylaws, the DGCL or other applicable law.

H. Implementing Arrangements. Without limiting the power of the Corporation to procure or maintain insurance or other arrangement on behalf of any of the persons as described in Section G of this ARTICLE EIGHTH, the Corporation may, for the benefit of persons eligible for indemnification by the Corporation, (i) create a trust fund, (ii) establish any form of self-insurance, (iii) secure its indemnity obligation by grant of a security interest or other lien on the assets of the Corporation, or (iv) establish a letter of credit, guaranty or surety arrangement.

I. Severability. If any provision or provisions of this ARTICLE EIGHTH shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this ARTICLE EIGHTH (including, without limitation, each portion of any paragraph of this ARTICLE EIGHTH containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this ARTICLE EIGHTH (including, without limitation, each such portion of any paragraph of this ARTICLE EIGHTH containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision or provisions held invalid, illegal or unenforceable.

J. Expenses as a Witness. To the extent that any director or officer of the Corporation is by reason of such position, or a position as a director, officer, trustee, employee or agent with another entity at the request of the Corporation, a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred in connection therewith.

NINTH: The Corporation reserves the right to amend this Fourth Amended and Restated Certificate of Incorporation in any manner permitted by the DGCL and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

TENTH: This Fourth Amended and Restated Certificate of Incorporation shall become effective immediately upon filing with the Secretary of the State of the State of Delaware.

Exhibit 3.2

DENBURY INC.

* * * * * * * * * * * * *
BY-LAWS
* * * * * * * * * * * * * *

AMENDED AND RESTATED AS OF

October 30, 2023

I. <u>MEETINGS OF STOCKHOLDERS</u>

     1.   Meetings of stockholders may be held at such place, date and hour, within or without the State of Delaware, as shall be designated by the board of directors or the person authorized to call the meeting and stated in the notice of the meeting, or in a duly executed waiver of notice.

     2.   A meeting of stockholders shall be held annually, at which, except as otherwise required by or pursuant to the certificate of incorporation or as otherwise expressly required by applicable law, the holders of the capital stock entitled to vote shall elect by a plurality vote, a board of directors, and transact any other business as may properly be brought before the meeting.

     3.   Unless otherwise provided by the certificate of incorporation or these by-laws, written notice, or electronic transmission of notice, if in a form consented to by the stockholder, of any meeting, at which stockholders are required or permitted to take any action, stating the place, date and hour of the meeting, and, if a special meeting, the purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the meeting, except that (a) it shall not be necessary to give notice to any stockholder who submits a signed waiver of notice before or after the meeting and (b) no notice of an adjourned meeting need be given except when required by law or by paragraph 7 of Article I of these by-laws. If mailed, notice shall be considered given when mailed to a stockholder at the address on the corporation's records. The attendance of any stockholder at a meeting, without protesting at the beginning of the meeting that the meeting is not lawfully called or convened, shall constitute a waiver of notice by the stockholder.

     4.   At least ten days before every meeting of stockholders, the secretary shall make a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, at the principal place of business or the executive office of the corporation.

     5.   Special meetings of the stockholders may be called by the Board of Directors, or at the request of stockholders owning outstanding capital stock having not less than the minimum number of votes that would be necessary to take action at a meeting at which all shares entitled to vote were present and voting. Such request shall state the purpose or purposes of the proposed meeting.

     6.   Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

7.   The holders of a majority of the stock issued and outstanding and entitled to vote , present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by statute, by the certificate of incorporation or by these by-laws. If such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

8.   When a quorum is present at any meeting, the holders of outstanding capital stock present in person or represented by proxy entitled to cast a majority of the votes shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation or of these by-laws a different vote is required, in which case such express provision shall govern and control the decision of such question.

9.   At any meeting of the stockholders every stockholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than one year prior to said meeting. Each stockholder shall have one vote for each share of capital stock having voting power, registered in the stockholder's name on the books of the corporation unless otherwise provided in or pursuant to the certificate of incorporation.

10.   Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of outstanding capital stock, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted, consent thereto in writing or by electronic transmission. Prompt notice of the taking of any such action shall be given to those stockholders who did not consent in writing or by electronic transmission.

II. DIRECTORS

1.   The business and affairs of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by a statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

2.   Except as otherwise required by or pursuant to the certificate of incorporation, the number of directors which shall constitute the whole board shall be not less than three and not more than seven, as determined from time to time by the stockholders entitled to vote thereon or by the directors. Except as hereinafter provided for the filling of vacancies and newly created directorships or as otherwise required by or pursuant to the certificate of incorporation, the directors shall be elected at the annual meeting of the stockholders by a plurality of votes cast, and each director shall be elected to serve until a successor shall be duly elected and qualified or until the director's earlier resignation or removal. Directors need not be stockholders or officers of the corporation.

3.   The directors may hold their meetings and keep the books of the corporation outside of Delaware at such place or places within or without the United States as they may from time to time determine.

4.   The stockholders, at any meeting, annual or special, by vote of the holders of outstanding capital stock entitled to cast a majority of the votes, may remove any director. Except as otherwise required by or pursuant to the certificate of incorporation, if the office of any director or directors becomes vacant by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, or if the authorized number of directors shall be increased, a majority of the directors then in office, though less than a quorum, or a sole remaining director, may fill such vacancy or newly created directorship, and the director or directors so chosen shall hold office until the next annual election of directors and until their successors shall be duly elected and qualified.

5.   Any director may resign at any time upon notice to the corporation, verbally, electronically or written, to take effect at the time specified in the resignation. Except as otherwise required by or pursuant to the certificate of incorporation, when one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote to take effect when such resignation or resignations shall become effective.

III. COMMITTEES OF DIRECTORS

1.   The board of directors may, by resolution or resolutions passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more directors of the corporation. The board may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in said resolution or resolutions and except as otherwise provided by statute, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; provided, however, that in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not the member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

2.   The committees shall keep regular minutes of their proceedings and report the same to the board when required.

IV. MEETINGS OF THE BOARD

1.   The first meeting of each newly elected board shall be held at the place and on the date, within or without the State of Delaware, of the annual meeting at which such board was elected, and no notice shall be necessary to the newly elected directors in order legally to constitute the meeting provided a quorum shall be present, or they may meet at such place, date and hour as shall be fixed by the consent in writing of all the directors.

2.   Regular meetings of the board may be held without notice at such place, date and hour, within or without the State of Delaware, as shall from time to time be determined by the board.

3.   Special meetings of the board may be called by the president, any vice president, the secretary or by any member of the board of directors on twenty-four hours' notice to each director, either personally or by mail or by electronic transmission, and shall be held at such place, date and hour, within or without the State of Delaware, as shall be stated in the notice.

4.   At all meetings of the board one-third, but not less than two, of the directors then in office shall be necessary and sufficient to constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation or by these by-laws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

5.   Unless otherwise restricted by the certificate of incorporation or by these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, without prior notice and without a vote, if all members of the board or committee, as the case may be, consent in writing, or by electronic transmission and the writing or writings or electronic transmission are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

6.   Unless otherwise restricted by the certificate of incorporation or these by-laws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

V. NOTICES

1.   Whenever under the provisions of a statute or of the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in a post office or mailbox, in a postpaid sealed envelope, addressed to such director or stockholder at such address as appears on the records of the corporation, and such notice shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram, telephone or electronic transmission.

2.   Whenever any notice is required to be given under the provisions of a statute or of the certificate of incorporation or of these by-laws, a waiver in writing signed by the person or persons entitled to said notice or by electronic transmission, whether before or after the time stated therein, shall be deemed equivalent to notice.

VI. OFFICERS

1.   The officers of the corporation shall be chosen by the directors and shall be a chief executive office, a president, a vice president, a secretary, a chief financial officer, a treasurer and a controller. The board of directors may also choose additional vice presidents, and one or more assistant secretaries, assistant treasurers and assistant controllers. Any number of offices may be held by the same person, unless the certificate of incorporation or these by-laws otherwise provide.

2.   The board of directors at its first meeting after each annual meeting of stockholders shall choose a president and one or more vice presidents with such additional designations of title as the board may make, a secretary, a treasurer and a controller, none of whom need be a member of the board.

3.   The board may choose such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board. The board may delegate to any executive officer or to any committee the power to choose and define the powers and duties of any subordinate officers or agents.

4.   Each officer of the corporation shall hold office until a successor is chosen and qualified or until the officer's earlier resignation or removal. Any officer elected by the board of directors may be removed at any time by the affirmative vote of a majority of the whole board of directors and any officer may resign at any time upon notice, verbal, electronic or written, to the corporation. If the office of any officer becomes vacant for any reason, the vacancy shall be filled by the board of directors.

5.   Chief Executive Officer. The chief executive officer shall have, subject to the supervision, direction and control of the board of directors, the general powers and duties of supervision, direction, and management of the business and affairs of the corporation, including, without limitation, all powers necessary to direct and control the organizational and reporting relationships within the corporation. The chief executive officer shall ensure that all orders and resolutions of the board of directors are carried into effect. In addition, the chief executive officer shall have such other powers and perform such other duties as may be delegated to him by the board of directors or as are set forth in the certificate of incorporation or these bylaws. If the board of directors has not elected or appointed a president or the office of the president is otherwise vacant, and no officer otherwise functions with the powers and duties of the president, then, unless otherwise determined by the board of directors, the chief executive officer shall also have all the powers and duties of, and subject to all the restrictions upon, the president.

6.   The President. The president (if there is such an officer and the board of directors so directs) shall serve as chief operating officer and have the powers and duties customarily and usually associated with the office of chief operating officer unless the board of directors provides for another officer to serve as chief operating officer (or to have the powers and duties of chief operating officer). The president shall have such other powers and perform such other duties as may be delegated to him from time to time by the board of directors or the chief executive officer. If the board of directors has not elected or appointed a chief executive officer or the office of chief executive officer is otherwise vacant, then, unless otherwise determined by the board of directors, the president shall also have all the powers and duties of, and be subject to all the restrictions upon, the chief executive officer.

7.   Vice Presidents. In the absence or vacancy of the chief executive officer and the president or, in the event of their inability or refusal to act, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated by the board of directors, or in the absence of any designation, then in the chronological order of their election as vice president) shall perform the duties of the chief executive officer and the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chief executive officer and the president. The vice presidents shall perform such other duties and have such other powers as the board of directors, the chief executive officer, or the president may from time to time prescribe.

8.	Chief Financial Officer. The chief financial officer shall be responsible for the financial affairs of the corporation, including (if a treasurer has been appointed) overseeing the duties performed by the treasurer. In addition, the chief financial officer shall have such powers and duties customarily and usually associated with the office of the chief financial officer of a corporation similar to the corporation and shall have such other powers and perform such other duties as may be delegated to him or her from time to time by the board of directors or the chief executive officer.

9.	Secretary. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of such meetings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors, chief executive officer, or president, under whose supervision he shall serve.

10.	Assistant Secretary. The assistant secretary (if there is such an officer), or if there be more than one, the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

11.	Treasurer. The treasurer (if there is such an officer and the board of directors so directs) shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the chief executive officer, the president (if there is such an officer) and the board of directors, at its regular meetings or otherwise as the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation. If required by the board of directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation. Subject to the control of the board of directors, he shall have such other powers and duties as the board of directors, the chief executive officer, or the president may from time to time prescribe.

12.	Assistant Treasurer. The assistant treasurer (if there is such an officer), or if there shall be more than one, the assistant treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

13.	Controller. The controller shall maintain the corporation's general and departmental accounts and prepare appropriate financial statements, shall advise the board with regard to all accounting and auditing matters relating to the corporation and assist in the implementation of adopted policies in these fields, shall establish and implement procedures on accounting and auditing for the corporation and its affiliates, and shall perform such other duties as the board of directors or president shall prescribe.

14.   Assistant Controller. The assistant controller (if there is such an officer) shall, in the absence or disability of the controller, or as needed or directed by the controller, perform the duties and exercise the powers of the controller and shall perform such other duties as the board of directors, president or controller shall prescribe.

15.   <u>Regional, Divisional or Departmental Vice Presidents</u>. The board of directors may delegate to the chief executive officer or president the power to appoint one or more employees of the corporation as regional, divisional, or departmental vice presidents, including the power to fix the duties and establish the specific titles of such appointees, to remove such appointees, and to fix the salaries of such appointees; *provided*, *however*, that such appointees shall serve at levels of seniority lesser than that of individuals serving (a) as senior vice presidents, (b) as executive vice presidents, (c) as general counsel, or (d) in equivalent or higher positions than those set out in clauses (5) through (8) of this Section.

VII. <u>UNCERTIFICATED SHARES</u>

1.   The shares of the corporation shall be uncertificated shares, provided that the Board of Directors may provide by resolution or resolutions that some or all classes or series of stock shall be represented by certificates. If represented by certificates, the certificates of stock of the corporation shall be numbered and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the president or a vice president and the treasurer or an assistant treasurer or the secretary or an assistant secretary. Any or all of the signatures on a certificate may be a facsimile.

VIII. <u>TRANSFERS OF STOCK</u>

1.   Subject to any limitations in the Certificate of Incorporation, registered shares in the Corporation may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee and the class, number and par value of the shares being transferred, but in the absence of such written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate. If such shares are represented by a certificate, upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares of stock of the corporation duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

IX. <u>FIXING RECORD DATE</u>

1.   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, except as otherwise required by or pursuant to the certificate of incorporation, the board of directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

2.   If no record date is fixed (a) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived by all stockholders entitled to notice, at the close of business on the day next preceding the day on which the meeting is held; (b) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

3.   A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

X. REGISTERED STOCKHOLDERS

1.   The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

XI. FISCAL YEAR

1.   The corporation's fiscal year shall begin the first day in January in each year.

XI. SEAL

1.   The corporate seal shall have the name of the corporation inscribed thereon and shall be in the form as approved by the board of directors.

XIII. AMENDMENTS

1.   These by-laws may be altered, amended or repealed and new by-laws made, by the board of directors, but the stockholders may make additional by-laws and may alter and repeal any by-laws whether adopted by the stockholders or the board of directors.